Exhibit 99.3

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Accepts CFO Resignation

DALLAS – November 7, 2008 - Continental Energy Corporation (OTCBB: CPPXF) today announced that James D. Eger has resigned as CFO of the Company with effect on November 30, 2008. He will remain as a part-time and non-exclusive consultant and advisor to the Company, particularly in the areas of new business and corporate development .

Mr. Eger is relocating from Dallas to SE Asia in order to pursue business opportunities in alternative energy, including palm oil plantations and the conversion of crude palm oil to biodiesel.

The Company has engaged the part time services of Mr. Chip Langston in its Dallas office. With immediate effect  Mr. Langston will assume duties as the principal contact person for shareholders and others seeking information about the Company, replacing  Mr. Eger in that capacity. Mr. Langston can be reached at the Company's Dallas office.

Mr. Eger said, “ With the acquisition of the oil producing Tungkal property in Sumatra, and with increasingly complex accounting, regulatory and reporting requirements, the time demands on the CFO will increase significantly. It is time for Continental to have a degreed CPA or Chartered Accountant in the CFO position.  I look forward to continuing to work on Continental’s behalf to identify new business opportunities in SE Asia, in both traditional and alternative energy.”

Richard L. McAdoo, CEO, said of the departure "Jim provided valuable services to the Company during its formative growth stages.  I am sure everyone at the Company joins me in wishing Jim the greatest of success in growing a palm oil biodiesel business. The Company will be seeking a replacement CFO to help guide the Company through its transition from an exploration company to a producing one."

On behalf of the Company,

Richard L. McAdoo

President & CEO

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Chip Langston at 877-762-2366, 14001 Dallas Parkway,Suite 1200,  Dallas, Texas, 75240